MEMORANDUM
TO:	Alberto Zapata U.S. Securities and Exchange Commission
FROM:	Diana R. Gonzalez Associate General Counsel Jackson National Asset Management, LLC
DATE:	March 14, 2017
SUBJECT:
Response to Additional Comments to the Registration Statement filed on Form N-1A on December 16, 2016 for JNL Series Trust ("JNLST" or "Registrant")
File Nos: 33-87244 and 811-8894 (the "Registration Statement")

This memorandum addresses the additional comments that Registrant received on the remaining U.S. Securities and Exchange Commission staff's ("Commission" and "Commission Staff," as appropriate) comments received via telephone on March 7, 2017 to the Registration Statement.

The comments are repeated below in italics, with responses immediately following.

A.	General Comments

1.	For all Master Feeder Funds, to the extent that the Master Fund's portfolio turnover rate is the same as the feeder fund's portfolio turnover rate, please do not include both in the disclosure.

RESPONSE:  The Registrant confirms that the Master Fund's portfolio turnover rate is not the same as the feeder fund's portfolio turnover rate.  Therefore, the Registrant will continue to include both in the disclosure.

B.	Prospectus Comments

1.	JNL Multi-Manager Alternative Fund

a.	Please include a broad-based securities market index in the Average Annual Total Returns table for the Fund as required by Item 4(2)(iii).

RESPONSE:  The Registrant has considered the Fund's benchmark, the Wilshire Liquid Alternative Index and believes it to be sufficiently broad-based. The Wilshire Liquid Alternative Index is a diversified index comprised of the broad universe of liquid alternative mutual funds, weighted by fund size, and is unaffiliated with the adviser and the sub-adviser.

2.	JNL/Crescent High Income Fund

a.
Please confirm that this Fund does not have acquired fund fees and expenses ("AFFE") even though "Investment in other investment companies risk" is included as a principal risk. Please also discuss the differences between the prior year's estimate and the current year's AFFE amount and discuss what is comprising this AFFE number.

RESPONSE:  The Registrant has updated the table to reflect that this Fund does in fact have acquired fund fees and expenses.  At the time this Fund launched on April 25, 2016, no AFFE was anticipated.  However, the Fund's investment in the JNL Money Market Fund ("MMF") was higher than expected for the 2016 fiscal year. The Registrant notes that the current year's AFFE amount is derived fully from the Fund's investment in the MMF.

3.	JNL/Harris Oakmark Global Equity Fund

a.
Please consider adding additional disclosure regarding how the Fund invests "globally," such as stating that the Fund will invest, under normal market conditions, in at least three different countries, and invest at least 40% of its assets outside the United States or, if conditions are not favorable, invest at least 30% of its assets outside the United States. See Footnote 42 to the adopting release of Rule 35d-1. Please note that the SEC considers the stated range of 25-75% as too broad.

RESPONSE:  The Registrant has again carefully considered the SEC staff's comment and respectfully submits its view that the Fund's current disclosure is sufficient and in compliance with existing requirements and guidance.  The Registrant respectfully disagrees that the use of the term "global" in the Fund's name requires it to include the suggested new percentage-based policy in its registration statement.  The Registrant maintains that it should not be required to include a new percentage-based policy in its registration statement for the following reasons: (1) the Investment Company Institute ("ICI") memorandum dated June 4, 2012 ("ICI Memorandum"), clarifies that it is the SEC staff's position that the 40% policy is not compulsory for global funds; (2) the SEC did not determine that the term "global" was subject to Section 35(d) or Rule 35d-1 under the Investment Company Act of 1940 ("1940 Act"); and (3) the use of the term "global" in the Fund's name is not misleading because the prospectus currently provides appropriate detailed disclosure.

(1)
In response to ICI member inquires, the ICI sought clarification from the SEC staff on their view of fund names that include the term "global." The ICI Memorandum, summarizing its conversations with senior members of the SEC staff, states that a 40% policy is not compulsory for global funds, though a fund should "expressly describe how the fund will invest its assets in investments that are tied economically to a number of countries throughout the world."  The Registrant respectfully submits that its disclosure on this point is sufficient, as the current disclosure indicates that the Fund invests primarily in a diversified portfolio of common stocks of both U.S. and non-U.S. companies, and to do so, it invests in the securities of companies located in at least three countries and typically invests between 25-75% of its total assets in the securities of non-U.S. companies.

(2)
Rule 35d-1 addresses certain investment company names that are likely to mislead investors about a company's investment emphasis. See Investment Company Names, Investment Company Act Release No. IC-24828 (January 17, 2001). When adopted, the SEC specifically considered whether to include the term "global" in Rule 35d-1's ambit and explicitly chose not to do so. See id. at n. 42 ("The terms "international" and "global," however, connote diversification among investments in a number of different countries throughout the world, and "international" and "global" funds will not be subject to the rule.")

(3)
Section 35(d)(1) provides that to determine whether a fund name is misleading, the test is "whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company's intended investments or the risks of those investments." 15 U.S.C. 80a-34(d); Pub. L. No. 104-290, § 208, 110 Stat. 3416, 3432 (1996). The source of a company's investments and risks, as well as the facts and circumstances surrounding the use of the name, should be examined in this analysis. See Investment Company Names, Investment Company Act Release No. IC-24828, at n.47 (January 17, 2001).  The Registrant believes that the Fund's name is not materially deceptive or misleading.  The Fund's prospectus states that the Fund seeks long-term capital appreciation, and to pursue that objective, the Fund invests primarily in a diversified portfolio of common stocks of both U.S. and non-U.S. companies. The prospectus further states that the Fund invests in the securities of companies located in at least three countries and that it typically invests between 25-75% of its total assets in the securities of non-U.S. companies. The Registrant believes that this disclosure is sufficient and would not lead a reasonable investor to conclude that the Fund invests in a manner that is inconsistent with the Fund's intended investments or the risks of those investments, and respectfully declines to include a new percentage-based policy in its disclosure.

For these reasons, the Registrant maintains its position that the Fund's name and the Fund's current prospectus disclosure would not lead a reasonable investor to conclude that the Fund invests in a manner that is inconsistent with the Fund's intended investments or the risks of those investments and respectfully declines to include the suggested new percentage-based policy in its prospectus.

The Registrant also notes that this Fund is constrained by the investment strategy and disclosure used for the Oakmark Global Select Fund, which is the sub-adviser's proprietary fund which this Fund is designed to mirror.

4.	JNL/Mellon Capital International Index Fund

a.	Please explain how derivatives are valued for purposes of Rule 35d-1.

RESPONSE:  The Fund typically values derivatives at market value for purposes of Rule 35d-1. However, the Fund may use a derivatives contract's notional value when it determines that the notional value is an appropriate measure of the Fund's exposure to investments, consistent with Rule 35d-1.

5.	JNL/Mellon Capital Utilities Sector Fund

a.	Please include a broad-based securities market index in the Average Annual Total Returns table for the Fund as required by Item 4(2)(iii).

RESPONSE:  The Registrant has considered the Fund's benchmark, the MSCI USA IMI Utilities Index and believes it to be sufficiently broad-based. The Fund is passively managed and tracks the MSCI USA IMI Utilities Index, and the Index is unaffiliated with the adviser and the sub-adviser.

6.	JNL/PIMCO Total Return Bond Fund

a.
Please confirm that the short sales expense will be included in the Annual Fund Operating Expense table. The SEC notes that according to the Principal Investment Strategy, the Fund may engage in short sales.  Therefore, to the extent the Fund is not including short sales expense in the Annual Fund Operating Expense table, please explain why not.

RESPONSE:  The Registrant notes that although the Fund's Principal Investment Strategy states that the Fund may engage in short sales, the Fund did not do so to the extent that it had an impact on the operating expenses of the Fund.   The Registrant also notes that the Fund did include the following disclosure, which the Registrant confirms is accurate, "The amount includes financing costs associated with secured borrowings.  The annualized ratios of financing costs related to secured borrowings were 0.04%."

7.	JNL/PPM America High Yield Bond Fund

a.	Please explain how derivatives are valued for purposes of Rule 35d-1.

RESPONSE:  The Fund typically values derivatives at market value for purposes of Rule 35d-1. However, the Fund may use a derivatives contract's notional value when it determines that the notional value is an appropriate measure of the Fund's exposure to investments, consistent with Rule 35d-1.

8.	JNL/PPM America Total Return Fund

a.	Please explain how derivatives are valued for purposes of Rule 35d-1.

RESPONSE:  The Fund typically values derivatives at market value for purposes of Rule 35d-1. However, the Fund may use a derivatives contract's notional value when it determines that the notional value is an appropriate measure of the Fund's exposure to investments, consistent with Rule 35d-1.

9.	JNL/Red Rocks Listed Private Equity Fund

a.	Please include a broad-based securities market index in the Average Annual Total Returns table for the Fund as required by Item 4(2)(iii).

RESPONSE:  The Registrant has considered the Fund's benchmark, the S&P Listed Private Equity Index and believes it to be sufficiently broad-based. The S&P Listed Private Equity Index is a transparent index administered by S&P/DJ, comprised of publicly traded companies involved in private equity deals, and is unaffiliated with the adviser and the sub-adviser.

10.	JNL/Scout Unconstrained Bond Fund

a.	Please explain how derivatives are valued for purposes of Rule 35d-1.

RESPONSE:  The Fund typically values derivatives at market value for purposes of Rule 35d-1. However, the Fund may use a derivatives contract's notional value when it determines that the notional value is an appropriate measure of the Fund's exposure to investments, consistent with Rule 35d-1.

It is the Registrant's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 312-730-9721.  Thank you for your prompt attention to this matter.

cc: File